FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc

                      Notification of Interests in Shares

           Release of Shares under Long Term Incentive Scheme (LTIS)

BG Group plc has today received notification from the following Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) that, on 5 September 2005, they became entitled to the BG Group plc ordinary shares of 10p each ("Shares") set out in the table below, as a result of the vesting of awards allocated to them under the rules of the LTIS on 5 September 2002. Based upon the performance criteria which applied to these awards, 57% of the original allocations have vested. On behalf of each of the Executive Directors and PDMRs, the trustee of the LTIS arranged for the sale of sufficient Shares at 517.5 pence per Share on 12 September 2005 in order to settle the individual income tax liability ("PAYE") arising.

As a result of the above, the Executive Directors' and PDMRs' individual interests in the Shares of BG Group plc are as follows:

            Net no. of       Shares sold to    Shares         Beneficial
            Shares vested on cover PAYE on 12  transferred on Interest in Shares
            5 September 2005 September 2005    12 September   on 12 September
                                               2005           2005
Executive
Directors

Frank              348,433           142,858        205,575            434,996
Chapman

William
Friedrich          257,002           105,371        151,631            474,219

Ashley             156,335            64,097         92,238            138,228
Almanza

PDMRs

Charles             83,092            34,068         49,024             79,077
Bland

Peter               83,092            34,068         49,024             66,656
Duffy

Stuart              27,588            11,311         16,277             43,919
Fysh

Martin              93,647            38,395         55,252            138,146
Houston

Stefan
Ricketts            13,487             5,530          7,957             24,147

Rick                80,363            29,292         51,071             51,071
Waddell

The Executive Directors and PDMRs are beneficiaries under the terms of the Trust Deed of the LTIS and as with other employees, they are deemed to have a potential beneficial interest in the Shares held in the LTIS trust.
This interest is reduced as a result of the transfer of 1,075,816 Shares to the participants in the LTIS. The remaining balance is therefore
1,223,729 Shares. Notification of the transfer was received from the trustee of the LTIS on 12 September 2005.

13 September 2005
Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 13 September 2005                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary